SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                   to

Commission file number: 001-14431

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Golden State Water Company Investment Incentive Program

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company

Investment Incentive Program

Financial Statements and

Supplemental Schedule

As of December 31, 2007 and 2006 and
for the Year Ended December 31, 2007

Golden State Water Company
Investment Incentive Program

Note:

All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Investment Incentive Program Administrative Committee
Golden State Water Company Investment Incentive Program
San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2007 and 2006, and the changes in net assets available for Plan benefits for the year ended December 31, 2007 in conformity with accounting standards generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2007 and assets (held at end of year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Costa Mesa, California
July 9, 2008

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2007	2006
Assets

Investments, at fair value	$ 60,424,018	$ 57,973,338

Contributions receivable	48,966	28,026

Net assets available for plan benefits, at fair value	60,472,984	58,001,364

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	15,302	72,554

Net assets available for plan benefits	$ 60,488,286	$ 58,073,918

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2007

Additions:
Contributions:
Employee	$ 2,880,646
Employer	1,353,093

Total contributions	4,233,739

Investment income:
Net depreciation in fair value of investments	(669,965)
Interest and dividends	2,674,208

Total net investment income	2,004,243

Total additions	6,237,982

Deductions:
Benefits paid to participants	3,777,025
Loans in default	29,497
Administrative and other expenses	17,092

Total deductions	3,823,614

Net increase	2,414,368

Net assets available for plan benefits
Beginning of year	58,073,918

End of year	$ 60,488,286

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description

The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Golden State Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,803,352 and $3,134,383 as of December 31, 2007 and 2006, respectively. Such net assets as of December 31, 2006 were considered non-participant directed investments and the full net assets balance is invested in the American States Water Company Stock Fund (See Note 6).

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

Plan Amendments

Effective April 1, 2007 and October 30, 2007, the Plan was amended to include eligible exempt employees of one of ASWC’s wholly-owned subsidiaries.

Effective January 1, 2007, the Plan was also amended and changed, among other things, the allocation of the Company’s matching contribution to participant accounts. The matching contribution for each participant shall now be made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Plan Administration

The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors. During 2007 and 2006, Wells Fargo Bank (“Trustee”) provided the record keeping services and served as the Plan’s appointed trustee. Effective July 1, 2008, the Plan’s trustee was replaced with New York Life Trust Company.

Eligibility

Any employee who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.

Contributions

Subject to statutory limits, eligible employees can contribute an amount between 1% and 20% of compensation, as defined in the Plan document. In 2007, the maximum allowable pre-tax deferral increased to $15,500, with additional “catch-up” deferrals of up to $5,000. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.

Prior to January 1, 2007, employer matching contributions were invested in the ASWC Common Stock Fund which totaled $1,242,049 for the year ended December 31, 2006. Once employer matching contributions had been allocated to a participant’s account, the participant could then redirect the investment of such matching contributions into any of the investment funds, subject to compliance with applicable laws and any Company insider trading policies. The ASWC Common Stock Fund has been deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the Code and ERISA Section 407(d)(6) that is intended to invest primarily in Company Stock. All cash dividends on Company Stock allocated to participants’ accounts invested in the Company Stock Fund were reinvested in Company Stock, except for dividends allocated to any participant who elected that such dividends shall be distributed to the participant in cash. Such election had been made in a manner prescribed by the Committee.

As previously mentioned, effective January 1, 2007, the matching contribution for each participant is now made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. The Plan no longer has non-participant directed investments.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

Distribution of Benefits

Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the end of the preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of his PAYSOP account attributable to shares of Company Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (i.e. loan processing fee) directly relating to a participant’s account are specifically deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates as of December 31, 2007 range from 5% to 10.50%. A loan is considered to be in default at the end of the quarter in which any scheduled payment is more than thirty days late. Under the current terms and conditions of the Plan, there are no special provisions for loans made to purchase a principal residence.

Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. As of December 31, 2007, there is a total of $79,298 in participant loans deemed to be uncollectible of which $29,497 were deemed uncollectible in 2007.

2.	Summary of Significant Accounting Policies	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan’s investment in the ASWC Stock Fund amounted to $26,140,648 and $29,835,807 as of December 31, 2007 and 2006, respectively. Such investments represented approximately 43% and 51% of the Plan’s total assets as of December 31, 2007 and 2006, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2007 Form 10-K and the March 31, 2008 Form 10-Q of ASWC filed with the Securities and Exchange Commission.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Wells Fargo Stable Return Fund (N), a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as an additional line item showing the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes on Net Assets Available for Benefits is prepared on a contract value basis.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The unit price of the American States Water Company Stock Fund and the common and collective trusts investment funds is based on the current market value and fair values of underlying assets of the fund as determined by the trustee. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan expenses.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2007, administrative expenses borne by the Plan and by the Company were insignificant.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of SFAS No. 157 for certain nonfinancial assets and liabilities until January 1, 2009. The impact of adoption of SFAS No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is currently being reviewed and is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between “carrying value” and “fair value” at the election date is recorded as a transition adjustment to beginning net assets available for plan benefits. Subsequent changes in fair value are recognized in the Statement of Changes in Net Assets Available for Plan Benefits. SFAS No. 159 also establishes additional disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar type assets and liabilities. The new standard is effective for the Plan on January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a material effect on our net assets available for plan benefits.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

3.	Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may direct the investment of employer matching contributions which were required to initially be invested in the Company’s stock fund, and transfer it out to other funds. Effective January 1, 2007, the matching contribution for each participant is now made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

4.	Investments	The following table presents investments that represent 5 percent or more of the Plan’s Net Assets and Participant Loans:

December 31,	2007		2006

Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Stock Fund, 461,886 and 514,734 units, respectively	$ 26,140,648		$ 29,835,807	*
Registered Investment Companies:
Wells Fargo Advantage Opportunity Fund, 132,565 units	—		5,519,987
Victory Special Value (A) Fund, 321,006 units	5,871,199		—
PIMCO Total Return Fund, 359,039 and 258,433 units, respectively	3,838,127		2,682,540
American Funds Growth Funds of America (R4), 101,759 and 78,490 units, respectively	3,435,374		2,563,472
Other (less than 5%)	8,772,403		5,362,892
	21,917,103		16,128,891

	48,057,751		45,964,698

Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Wells Fargo Stable Return Fund (N), 122,973 and 129,060 units, respectively	5,085,207	**	5,046,156	**
Wells Fargo Advantage Index Fund, 93,929 and 90,013 units, respectively	5,240,280		5,017,306
	10,325,487		10,063,462

Participant loans	2,040,780		1,945,178
Total Investments	$ 60,424,018		$ 57,973,338

*	Participant and non-participant directed

**

As stated in Note 2 above, the Wells Fargo Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The estimated fair value of this fund as of December 31, 2007 and 2006 was $5,085,207 and $5,046,156, respectively. The contract value of the fund as of December 31 2007 and 2006, which is a component of net assets available for benefits, totaled $5,100,509 and $5,118,710, respectively. During 2007, this fund yielded approximately 4.49%.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

4.	Investments (Continued)

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by a net $669,965 as follows:

Net Change in Fair Value:	2007

Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Stock Fund	$ (561,087)
Registered Investment Companies	(337,193)
(898,280)
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds	228,315
Net depreciation in fair value of investments	$ (669,965)

5.	Investment Contracts

The Plan has the Wells Fargo Stable Return Fund (N) (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The fair value of the Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”), which totaled $10,488,216,854 and $9,673,642,912 as of December 31, 2007 and 2006, respectively. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value, including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances.

6.	Non-Participant Directed Investments

The net assets relating to the non-participant directed portion of the ASWC Stock Fund as of December 31, 2006 totaled $19,388,566. As previously mentioned, the Plan was amended and effective January 1, 2007 and as of December 31, 2007, the Plan no longer has non-participant directed investments.

7.	Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. Fees paid to the Trustee for the year ended December 31, 2007 were insignificant.

8.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by DOL Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2007 Plan year. Late remittances amounted to $1,146 and the lost earnings amounted to $80.10, as calculated in accordance with the DOL’s Voluntary Fiduciary Corrective Program. The Company has remitted the lost earnings to the participant accounts in July 2008.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

9.	Tax Status

The Internal Revenue Service issued a favorable determination letter dated January 15, 2003 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through October 9, 2001. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006 and for the year ended December 31, 2007.

10.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

11.	Reconciliation of Financial Statements to Form 5500	Investments

The following is a reconciliation of investments at fair value per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Investments in common/collective funds at fair value per the financial statements	$ 10,325,487	$ 10,063,462
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,302	72,554
Investments in common/collective funds at contract value per Form 5500	$ 10,340,789	$ 10,136,016

Benefits Paid

Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid are not reported as a liability on the statement of net assets available for plan benefits in the financial statements. A footnote to reconcile the audited financial statements to the Form 5500 is necessary to comply with ERISA because benefits are recorded in the Form 5500 when a request for distribution has been received from a participant. The following is a reconciliation of benefit claims payable per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Benefit claims payable per financial statements	$—	$—
Adjustment for undistributed benefit payments at year-end	56,130	—
Benefit claims payable per Form 5500	$56,130	$—

Golden State Water Company
Investment Incentive Program

Form 5500 – Schedule H – Line 4a –
Schedule of Delinquent Participant Contributions for the year ended December 31, 2007

EIN:  95-1243678
Plan Number: 005

(a)(b) Relationship to the Plan, employer or the party-in-interest	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Deferral or principal amount	(e) Origination Date	(f) Payment date	(g) Period in days

* Employer	Inadvertent untimely remittances of employee contributions	$740	10/27/2007	06/17/2008	234

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/04/2007	06/17/2008	530

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/18/2007	06/17/2008	544

*              Represents a party-in-interest as defined by ERISA.

Golden State Water Company
Investment Incentive Program

Form 5500 – Schedule H – Line 4i –
Schedule of Assets (Held at End of Year) as of December 31, 2007

EIN:  95-1243678
Plan Number: 005

(a)(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Cost	(e) Current Value
Investments at Fair Value as Determined by Quoted Market Prices:
Common Stock:
* American States Water Company	American States Water Company (“ASWC”) Stock Fund **:
	Wells Fargo Short-Term Investment Fund G	**	$ 821,472
	American States Water Company Common Stock	**	25,319,176
		**	26,140,648
Registered Investment Companies:
American Funds	Balanced Fund	**	765,971
Victory	Victory Special Value (A) Fund	**	5,871,199
PIMCO	Total Return Fund	**	3,838,127
Dodge & Co	Stock Fund	**	2,745,543
American Funds	Growth Fund of America	**	3,435,374
Royce Premier	Financial Intermediary Fund	**	1,370,964
Fidelity	Diversified International Fund	**	2,107,389
T. Rowe Price	Retirement Income Fund	**	24,995
T. Rowe Price	Retirement 2005 Fund	**	9,845
T. Rowe Price	Retirement 2010 Fund	**	314,543
T. Rowe Price	Retirement 2015 Fund	**	496,059
T. Rowe Price	Retirement 2020 Fund	**	244,915
T. Rowe Price	Retirement 2025 Fund	**	408,721
T. Rowe Price	Retirement 2030 Fund	**	54,811
T. Rowe Price	Retirement 2035 Fund	**	167,162
T. Rowe Price	Retirement 2040 Fund	**	21,810
T. Rowe Price	Retirement 2045 Fund	**	39,675
			21,917,103

			48,057,751
Investments at Estimated Fair Value:
Common Collective Trusts Investment Funds:
*Wells Fargo Institutional Trust Group	Stable Return Fund (N)	**	5,085,207
*Wells Fargo Institutional Trust Group	Advantage Index Fund	**	5,240,280
			10,325,487

* Participant loans	Loan with maturities through 2012, interest rates ranging from 5% to 10.50%	**	2,040,780
Total investments			$ 60,424,018

*	Represents a party-in-interest as defined by ERISA.
**

The cost is only required for non-participant directed investments. Effective January 1, 2007, there are no non-participant directed investments and, therefore, the cost has not been included in this schedule.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Plan Administrative Committee

By: /s/ MCCLELLAN HARRIS
McClellan Harris III
Member - Investment Incentive Plan Administrative Committee

By: /s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive Plan Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Plan Administrative Committee

By: /s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Plan Administrative Committee

Dated: July 9, 2008